EXHIBIT 11.1

EFJ, INC. AND SUBSIDIARIES
COMPUTATION OF NET INCOME (LOSS) PER SHARE
(Unaudited)
(in thousands, except share and per share data)

	2002	2001	2000
Net income (loss)	$1,410	$544	$(25,386)
Net income (loss) per share—Basic:
Weighted average common shares—Basic	17,577,315	16,617,426	13,511,489
Net income (loss) per share—Basic	$0.08	$0.03	$(1.88)
Net income (loss) per share—Diluted:
Shares used in this computation:
Weighted average common shares—Basic	17,577,315	16,617,426	13,511,489
Dilutive effect of shares under employee stock plans	431,181	—	—
Weighted average common shares—Diluted	18,008,496	16,617,426	13,511,489
Net income (loss) per share—Diluted	$0.08	$0.03	$(1.88)

Note:      Common stock equivalents were not included for the years ended December 31, 2001 and 2000, as their effect would be anti-dilutive.